December 13, 2010

Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

RE:	China Fire & Security Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 16, 2010 Forms 10-Q for the Fiscal Year Ended March 31, 2010 and June 30, 2010 File No. 1-33588

Dear Mr. O’Brien：

On behalf of China Fire & Security Group, Inc. (“CFSG”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff's letter, dated November 29, 2009, with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form-10K”), and on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010 (the “Form-10Q”).

We understand and agree that:

●	CFSG is responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
●	CFSG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 32

1.
We note your response to comment 10 in our letter dated October 1, 2010. Please confirm to us that you will provide investors with an explanation as to how you determined that the accounts receivable, net for your maintenance service contracts is collectible. In this regards, please confirm to us that you will explain to investors why you have extended certain of your

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customers’ payment terms beyond a one year period and why you believe collectability is assured. Please provide us with the disclosure you intend to include in future filings.

Response:

As of December 31, 2009, approximately 98% of our accounts receivable related to the revenue recognized for maintenance service contracts and were due from our clients in China’s iron and steel industry. Most of these clients are leading, large-size State-Owned Enterprises (“SOEs”), and include Anshan Iron and Steel, Wuhan Iron and Steel and Capital Iron and Steel. Since China’s government is the majority shareholder of these companies, the creditworthiness of these companies is generally perceived to be much higher than that of private companies in the market. Moreover, we have not observed nor do we expect to observe any bankruptcies amongst these leading SOEs in the foreseeable future. Therefore, we believe that the accounts receivable for our maintenance service contracts are highly collectible. Also, given that accounts receivable from such SOEs are overall highly collectible, it is customary in the interest of maintaining client relationships and securing recurring maintenance contracts not to aggressively enforce the collection of receivables.

During recent quarters, we did not change or extend our standard contract payment terms. Primarily, fundamental weaknesses in the iron and steel industry resulted in the delay in customer’s payment related to the revenue recognized for maintenance service contracts beyond one-year. These delays also are a side effect of the industry practice to not aggressively enforce collection of SOE receivables in the interest of maintaining client relationships.

We confirm that we will disclose the above discussion in our future filings.

2.
We note your response to comment 24 in our letter dated October 1, 2010. As your accounts receivable, net balance has continued to increase without a corresponding increase to total revenues and that the 1-90 days category of your aging is currently 52.4% of total gross accounts receivables, please disclose in future filings the amount or percentage of total revenues recognized in the preceding 12 months that have been collected as of the most recent balance sheet date.

Response:

As of September 30, 2010, $63 million or 74% of total revenues recognized in the preceding 12 months have been collected.

We confirm that we will disclose in future filings the amount or percentage of total revenues recognized in the preceding 12 months that have been collected as of the most recent balance sheet date.

3.	We note your response to comments 11 and 28 in our letter dated October 1, 2010. In future

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filings, please clearly disclose for investors the prerequisites that must be met in accordance with the contract terms for you to have the legal right to bill your customers for the amounts recognized as unbilled costs and earnings. Specifically, please clarify the terms as they relate to customers acceptance/approval. Please also provide a discussion as to whether the delays in the approval process related to performance issues raised by your customers. Please disclose whether you have had any history of an inability to bill and/or non-payment for a receivable and/or claim because of a contract dispute. Also, if the contract payment terms have changed for the current contracts as compared to the prior period contracts, please also provide investors with an understanding of these changes, along with the impact these changes are having and may have on your operating results and liquidity. Please refer to Article 5-02.3(c)(2) of Regulation S-X and Section 501.13 of the Financial Reporting Codification for guidance. Please confirm to us that you will revise your disclosure in future filings to address these concerns and provide us with the disclosure you intend to include in future filings.

Response:

According to our standard contract terms, the prerequisite that must be met for us to have the legal right to bill our customers for the amounts recognized as unbilled costs and earnings is the customer’s approval of the completion of different stages throughout the implementation of the whole project. This is accomplished through the customer’s inspection process upon completion of certain stages of a project’s implementation including (but not limited to): the completion of a project’s design, the delivery of certain equipment to a project’s location, the completion of a certain stage of a project’s construction, the completion of a system adjustment and final approval by the customer and the fire safety department. For a standard system contracting project, there are multiple stages of construction, customer inspection and billing. These processes are on-going throughout the term of the contract, which can be for an extended period of time. In our operating history, we have never been unable to bill our customers or receive payments for the amounts recognized as unbilled costs and earnings as a result of the customer’s inspection process upon achieving a certain stage. Therefore, the collectability of the amounts recognized as unbilled costs and earnings is reasonably assured.

The main reason for the recent delays or prolonged customer inspection processes is due to industry weakness in the iron and steel industry.  These delays or prolonged inspection processes can slow the customers payments to their suppliers including our company.

The recent delays in our customer’s inspection process did not relate to any performance issues raised by our customers. We have not experienced any inability to bill and/or non-payment for a receivable and/or customer’s claim because of a contract dispute.

In recent quarters, we have not made any material changes in the standard contract payment provisions as compared to prior periods. In the future, we will disclose any material contract changes to our standard contractual terms and also provide investors with an explanation of such changes, along with an explanation of any material impact such changes are having or may have on our operating results and liquidity.

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We confirm that we will revise our disclosure in future filings to address these concerns.

4.
In future filings, please confirm to us that you will disclose the portion of the costs and estimated earnings in excess of billings (“CIEB”) balance outstanding as of the most recent balance sheet date that was subsequently billed. Please also clearly disclose to investors, if correct, that none of the CIEB balance as of the most recent balance sheet date and not subsequently billed relates to claims or unapproved change orders.

Response:

We confirm that we will disclose the portion of CIEB balance outstanding as of the most recent balance sheet date that was subsequently billed.

We confirm that none of the CIEB balance, as of the most recent balance sheet date, not subsequently billed relates to any customer’s claims or unapproved change in orders.

We confirm that we will disclose the above information to our investors in our future filings.

5.
In your responses to comments 10, 26 and 27 in our letter dated October 1, 2010, you state that the customers relating to the accounts receivable balance outstanding for over 90 days are large-sized State-Owned-Enterprises (“SOE”) in China’s iron and steel industry. You futher note that these SOEs have a limited or low risk for non-collection because these entities are backed by the Chinese government. Please provide investors with a comprehensive discussion of the all the factors and/or circumstances that could adversely impact your ability to collect these receivables from and/or bill the CIEB to the SOEs and/or the Chinese government. As part of this discussion, please explain what recourse you have to obtain payment from the Chinese government. In this regard, please explain whether there is any requirement for the Chinese government to settle and/or act on the payment of the receivables. Please disclose the mechanisms available to you to collect the receivables from the SOEs and/or the Chinese government, including a discussion of the timeframe these mechanisms typically require. Please confirm to us that you will revise your disclosures in future filings to address these concerns and provide us with the disclosures you intend to include in future filings.

Response:

There are a number of factors and/or circumstances that could adversely impact our ability to collect the receivables from and/or bill the CIEB to the SOEs.  First, a significant decline in the overall demand for iron and steel products in China could adversely impact our ability to collect the receivables from and/or bill the CIEB to the SOEs. The iron and steel industry is one of the core industries in China’s economy. Thus, the Chinese government has a vested interest in maintaining the health of this sector and consequently maintains shareholdings in key players in the industry. However, if there was a significant decrease in the overall demand for iron and steel products in China, the Chinese government could be forced to close certain

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companies, even SOEs, whose iron and steel production capacities are outdated.  Second prolonged monetary losses amongst SOEs could adversely impact our ability to collect the receivables from and/or bill the CIEB to the SOEs. If the iron and steel SOEs sustained long-term losses with no prospects for improvement, there exists the possibility that Chinese government could force these SOEs to be acquired or even shutdown. Even though there exists the possibility for these circumstances to occur, we have never observed these circumstances nor do we expect them to occur in the foreseeable future.

As the Chinese government is only a shareholder in these SOEs, we do not have any direct recourse against the Chinese government and there is not any requirement for the Chinese government to settle and/or act on the payment of the receivables.

However, there are a few mechanisms available to us to collect the receivables from the SOEs, including the following:

1) In order to improve the collection of our accounts receivable, during the third quarter, we formed a special accounts receivable collection team to enhance communication with our clients. Not only do we assign accounts receivable quotas to each individual sales person, we also hold a weekly accounts receivable team call to ensure full execution and effectiveness of our accounts receivable collection process.

2) If the enhanced collection effort does not lead to a successful collection of receivables, we can have our counsel send an opinion letter to our delinquent clients to express our serious concern over the collection of the outstanding receivables, with such opinion letter from our attorney highlighting the importance we attach to the collection of receivables.

3) If the two mechanisms discussed above do not produce positive results in the collection of our receivables, the last mechanism available to us is to initiate a legal proceeding against any clients unwilling to pay us in a Chinese court. However, it is difficult to predict how long a lawsuit can take or its final adjudication. In the history of the Company’s operation, we have never initiated a legal proceeding against our SOE clients over payment matters.

We confirm that we will revise our disclosures in future filings to address the above concerns with the above disclosure.

Certain Relations and Related Transactions and Director Independence, page 48

6.	Confirm that you will include in future filings the information that you provided us in response to prior comment 14.

Response:

We confirm that we will include in future filings the following information:

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In 2007, our Board of Directors approved and adopted its Policy of Related-Party Transactions (the “Policy”). According to the Policy, any related-party transactions with value above 30 million RMB (or $4.5 million) or 5% of total net assets, requires the approval of the Board of Directors as well as the shareholders. Any related-party transactions with value between 3 million RMB (or $0.5 million) and 30 million RMB (or $4.5 million) or between 0.5% and 5% of total net assets, requires the approval of the Board of Directors. Any related party transaction with value less than 3 million RMB (or $0.5 million), requires the approval of the chief executive officer of the Company. Under the Policy any of such related parties will not participate in the approval process for the trasaction for which they are considered to be related parties.

Signatures, page 50

7.
Refer to prior comment 15. If Mr. Brian Lin is serving in the positions of principal financial officer and controller or principal accounting officer, he must indicate each capacity in which he signs the report. See subparagraphs (a) and (b) General Instruction D (2) to Form 10-K. As requested previously, please revise in future filings.

Response:

On July 21, 2010, Mr. Tongzhou Qin was appointed as the Chief Financial Officer (the “CFO”) of our company to replacing Mr. Brian Lin’s as the acting CFO. Mr. Tongzhou Qin is also serving in the positions of principal financial officer and controller of our company.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
Critiacal Accounting Policies and Estimates, page 37

8.  We note your response to comment 6 in our letter dated October 1, 2010, including the draft disclosure you intended to include in future filings. However, we note that you did not update your critical accounting policies and estimates disclosures in your most recently filed Form 10-Q. Please confirm to us that you will provide the disclosures you included in your response letter dated November 1, 2010 in your next periodic report.

Response:

We confirm that we updated our critical accounting policies and estimates disclosure in our most recently filed Form 10-Q to provide  investors with an understanding of the critical estimates being made and how the uncertainty associated with those estimates may impact our consolidated financial statements that were disclosed separately under each financial statements captions “Revenue recognition”, “Accounts receivable”, “Valuation of Long-Lived Assets” and

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“Share-based Compensation”.  We confirm that we will continue to provide the disclosures in our next periodic report.

Results of Operations, page 39

9. We note your disclosure that the change in contract mix during the three- and nine- months ended September 30, 2010, caused the significant decline in your gross margin of your system contracting projects as compared to the corresponding prior periods. We further note your disclosure that the iron and steel industry contributed to 85.1% of the total revenues for the three-months ended September 30, 2010, as compared to 76.2% for the three-months ended September 30, 2009. We note a similar increase in the contribution to total revenues by the iron and steel industry for the nine-months ended September 30, 2010, as compared to the nine-months ended September 30, 2009. Finally, we note your response to comment 8 in our letter dated October 1, 2010, in which you note contracts to other industries. As such, it is unclear how your discussion and analysis of gross margins for the three- and nine-months presented provide investors with a complete understanding for the significant decline in gross margins for the system contracting revenue. Please advise and confirm that you will provide investors with a comprehensive understanding of the significant decline in gross margins in your next periodic report.

Response:

Since our gross margins during each quarter are determined by the revenue-weighted average of gross margins which are comprised of the gross margins for different system contracting projects executed during the period, the decrease in our gross margins for our system contracting projects was primarily due to the different contract mix during the three-months ended September 30, 2010,. In a given quarter or a period, if more revenues are recognized from contracts with higher gross margins, this will result in a higher gross margin for the quarter. During the three-months ended September 30, 2010, the iron and steel industry contributed 85% of the total revenues as compared to 76% for the three-months ended September 30, 2009. The increase in the percentage of revenue contribution from the iron and steel industry should have resulted in higher gross margins during the period. However, during the three months ended September 30, 2010, the revenue-weighted average of gross margins from the iron and steel industry was 54%, which was lower than the 66% during the same period of 2009. The decrease in the average gross margin of projects from the iron and steel industry outweighed the increase in the percentage of revenue contribution from the iron and steel industry, which led to a decrease in the overall gross margin of system contracting projects during the period. We attributed the decrease in the average project gross margins from the iron and steel industry during the three months ended September 30, 2010 to the different contract mix during the period as the gross margin of individual iron and steel contracts is determined by various factors including the complexity of project itself and competition during the bidding process. However, from the aspect of overall iron and steel contracts, the gross margins of iron and steel contracts were still maintained at similar levels compared to those of last year. Furthermore, we did not observe any trends or factors which could negatively impact the gross margins from the iron and steel industry in the long run.

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Since our gross margins during each quarter are determined by the revenue-weighted average of gross margins which are comprised of the gross margins of different system contracting projects executed during the period, the decrease in our gross margins of our system contracting projects was primarily due to the different contract mix during the nine-months ended September 30, 2010. In a given quarter or period, if more revenues are recognized from contracts with higher gross margins, this will result in a higher gross margin for the quarter. During the nine-months ended September 30, 2010, the iron and steel industry contributed 80% of the total revenues as compared to 74% for the nine-months ended September 30, 2009. The increase in the percentage of revenue contribution from the iron and steel industry should have resulted in higher gross margins during the period. However during the nine-months ended September 30, 2010, the revenue-weighted average of gross margins from the iron and steel industry was 55%, which was lower than the 64% for the same period of 2009. The decrease in average gross margin of projects from the iron and steel industry outweighed the increase in the percentage of revenue contribution from the iron and steel industry, which led to a decrease in the overall gross margin of our system contracting projects during the period. We attributed the decrease in the average project gross margins from the iron and steel industry during the nine months ended September 30, 2010 to the different contract mix during the period as the gross margin of individual iron and steel contracts is determined by various factors including the complexity of project itself and competition during the bidding process. However, from the aspect of overall iron and steel contracts, the gross margins of iron and steel contracts were still maintained at similar levels compared to those of last year. Furthermore, we did not observe any trends or factors which could negatively impact the gross margins from the iron and steel industry in the long run.

We confirm that we will provide investors with an explanation of the aforementioned decline in gross margins in our next periodic report.

Liquidity and Capital Resources, page 46

10. We note your response to comment 29 in our letter dated October 1, 2010, regarding your ability to mitigate the adverse liquidity impact of the delays in customer payments by effectively delaying your payments to suppliers. In your response letter dated November 1, 2010, you agreed to provide investors with an understanding about the discrepancy between payments to you by your customers and when you are required to pay your suppliers. However, we did not note this disclosure in your third quarter of fiscal year 2010 Form 10-Q. Please confirm to us that you will provide investors with this discussion and analysis in your next period report.

Response:

We confirm that we disclosed the related disclosure in the last paragraph of the “Liquidity and Capital Resources” section and we will continue to provide investors with the above discussion and analysis in our next period report.

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2

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No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone)
+86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com

Sincerely,

CHINA FIRE & SECURITY GROUP, INC.

Date: December 13, 2010	By:	/s/ Brian Lin
Name: Brian Lin
Title: Chief Executive Officer

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